Susa Registered Fund, L.L.C.

A Special Meeting of the members of Susa Registered Fund, L.L.C.
(the "Fund") was held on April 29, 2016. The following proposal was submitted for a vote of the members of the Fund.

1.	Approval of a new Plan of Distribution for the Fund
adopted in accordance with the requirements of Rule 12b-1 under the Investment Company Act of 1940, as amended (the
"Proposal").

 With respect to the Proposal, the following votes were recorded:

Votes For          Votes Against      Abstentions
$27,254,503.43     $773,678.12        $888,202.16